SPUR VENTURES INC.

June 20, 2003	NEWS RELEASE	Symbol: SVU

Spur Ventures Announces Addition of Experienced Executives to Board
and Private Placement

Spur Ventures Inc. (the "Company") is pleased to announce the appointment of Mr. Steven Dean to Chairman of the Board. In addition, Mr. David Cohen and Mr. Ruston Goepel have agreed to join the Board of Directors. In moving to Vice Chairman, Mr. Robert G. Atkinson stated that the "addition of three experienced executives will bring valuable experience to assist in the completion of the Yichang Phosphate Project in the Hubei Province of China. Our previous board has positioned the company to move forward and believes that the new board members have the expertise to take the company through the development and commercialisation of the project."

Steven Dean was most recently President of Teck Cominco Limited, a Canadian based diversified mining and refining company with world class assets in zinc, metallurgical coal, copper, gold and industrial minerals. In 2002, Mr. Dean retired from that position, and is now a private investor in, and an advisor to, junior resource companies.

In 1955, Mr. Dean founded PacMin Mining Corporation, formerly Camelot Resources. Control of PacMin was sold to Teck Corporation of Canada in 1999, at which time he became President of TeckGold and later President of the new Teck Cominco Limited, the company resulting from the merger of Teck Corporation and its subsidiary Cominco Limited. Prior to that, Mr. Dean was a member of the founding management of the Normandy Poseidon Group, which become Normandy Mining Limited, one of the largest Australian based diversified miners producing gold, base metals and industrial minerals. His roles included Group General Manager, Chief Financial Officer, and Executive Director. Mr. Dean is a Fellow of the Australian Institute of Mining and Metallurgy, the Australian Institute of Chartered Accountants, a member of the Canadian Institute of Mining, Metallurgy and Petroleum, and was a founding Director of the Australian Gold Council.

Mr. Cohen is a chemical engineer by training with an MBA in international corporate finance. He is the President and CEO of Northern Orion Resources Inc. and a director of a number of public and private international companies.

He has had significant international experience in the conceptualization, design, negotiation and development in projects in the mining and natural resources sectors. He started his professional career in 1981 with Anglo American Corporation in operations on the diamond and gold mines in South Africa. After a period in chemical plant design and project management he joined Fluor Daniel in 1991, a leading international engineering and construction firm as Director, Business Development, leading international business development activities in the petroleum and mining sectors from the Fluor Daniel offices in California and Colorado. He joined Miramar Mining Corporation and Northern Orion Explorations Ltd. in 1997 as Senior Vice President, Engineering and Development, responsible for the identification and development of the company's properties. As President and CEO of Northern Orion since 2002, a company listed on the Toronto Stock Exchange, he has recently raised over $105 million to acquire a shareholding in the Alumbrera Mine in Argentina. Mr. Cohen is a Professional Engineer and a member of a number of international Professional Institutions.

Mr. Goepel is Senior Vice President, Raymond James Ltd. He entered the investment business in 1968 specializing in institutional sales with Pemberton Securities Ltd. and Dominion Securities. In 1989 he was a founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired by Raymond James Inc. Tampa, Florida, the 8th largest U.S. brokerage firm, in January, 2001.

Mr. Goepel is a Governor and Executive Committee Member of B.C. Business Council, Director and Member of the Investment Policy Committee for the Canadian Olympic Committee, Director, Executive Committee and Chairman of Nominating & Governance Committee for the Vancouver 2010 Bid Corp.

Mr. Goepel is a past member of the Investment Dealers Association of Canada and a Past Governor of the Vancouver Stock Exchange. He is a Director of a number of Canadian companies. Mr. Goepel was the recipient of the Queen’s Jubilee Medal for Business Leadership and Community Service.

The Company wishes to announce a non-brokered private placement of 300,000 units at $1.00 per unit, subject to regulatory approval. Each unit will comprise one share plus one non transferable warrant exercisable at $1.10 for a period of two years.

At the Annual General Meeting held June 13, 2003, shareholders unanimously approved the Company's Stock Option Plan reserving a total of 4,603,865 shares for the grant of stock options. The plan is subject to TSX Venture Exchange approval, following which 635,000 options will be granted by the Company

The Company continues to make good progress on negotiations with potential joint venture partners. The economics of the project continue to improve as capital costs are reduced. Basic engineering will begin once certain reconfigurations are implemented. There is strong interest from international debt providers and a final financing plan is expected in the last qauarter of 2003.

   Robert G. Atkinson
ROBERT G. ATKINSON
604-688-3410
604-689-5564

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